As filed pursuant to Rule 424(b)(5)
Under the Securities Act of 1933
Registration No. 140958

SUPPLEMENT TO
PROSPECTUS SUPPLEMENT DATED OCTOBER 29, 2007
(TO PROSPECTUS DATED JULY 27, 2007)

CWMBS, INC.
Depositor

Sponsor and Seller

Countrywide Home Loans Servicing LP
Master Servicer

CHL Mortgage Pass-Through Trust 2007-HY7
Issuing Entity

Mortgage Pass-Through Certificates, Series 2007-HY7
Class A-4 Certificates

This Supplement modifies certain information contained in the Prospectus Supplement, dated October 29, 2007 (the ¡°Prospectus Supplement¡±) relating to the Mortgage Pass-Through Certificates, Series 2007-HY7. This Supplement has been prepared in connection with the sale by CWMBS, Inc. to Countrywide Securities Corporation of $25,000,000 Initial Class Certificate Balance of the Class A-4 Certificates, and the distribution of the Class A-4 Certificates by Countrywide Securities Corporation to the public in negotiated transactions at varying prices to be determined at the time of sale. The proceeds to the depositor from the sale of the Class A-4 Certificates are expected to be approximately $25,295,898.45, plus accrued interest, before deducting expenses.

This Supplement modifies the Prospectus Supplement as follows:

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for the purposes of the sections captioned ¡°Summary—ERISA Considerations¡± and ¡°ERISA Considerations¡± in the Prospectus Supplement, because the Class A-4 Certificates referenced above are being purchased by Countrywide Securities Corporation, those Class A-4 Certificates may be purchased by Plans or persons using Plan assets, so long as the conditions described in the section captioned ¡°ERISA Considerations¡± with respect to the Class A-4 Certificates are met; and

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for the purposes of the section captioned ¡°Method of Distribution¡± in the Prospectus Supplement, the Class A-4 Certificates referred to above are being purchased by Countrywide Securities Corporation pursuant to a separate underwriting agreement between CWMBS, Inc. and Countrywide Securities Corporation; accordingly, the information presented in the section captioned ¡°Method of Distribution¡± with respect to the ¡°Underwritten Certificates¡± shall apply with respect to those Class A-4 Certificates.

This Supplement also modifies the section of the Prospectus Supplement titled ¡°Risk Factors¡± beginning on page S-22 of the Prospectus Supplement as set forth in this Supplement.

Countrywide Securities Corporation

The date of this Supplement is November 16, 2007.

Risk Factors

The section of the Prospectus Supplement titled ¡°Risk Factors¡± beginning on page S-22 of the Prospectus Supplement is modified by adding the following paragraphs at the end of that section:

Recent Developments In The Residential Mortgage Market And The Economy May Adversely Affect The Performance And Market Value Of Your Securities
Recently, the residential mortgage market in the United States has experienced a variety of difficulties and worsening economic conditions that may adversely affect the performance and market value of your securities.  Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months and may continue to increase. These increases in delinquencies and losses have generally been more severe with respect to subprime mortgage loans and second-lien mortgage loans.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation, and housing values are expected to remain stagnant or decrease during the near term.  A continued decline or an extended flattening of housing values may result in additional increases in delinquencies and losses on residential mortgage loans generally. The loan-to-value ratio information provided in this prospectus supplement with respect to each mortgage loan is based on the value assigned to the related mortgaged property during the origination of that mortgage loan, and any decline in the value of that mortgaged property after the origination of the mortgage loan will result in a higher loan-to-value ratio with respect to that mortgage loan.

Investors should note that delinquencies and losses generally have been increasing with respect to securitizations sponsored by Countrywide Home Loans, Inc. and may continue to increase as a result of the weakening housing market and the seasoning of the securitized pools. These increases in delinquencies and losses (as adjusted for age) are most pronounced for recent vintages and are especially pronounced for those securitized pools that include loans with higher risk characteristics, including reduced documentation, higher loan-to-value ratios or lower credit scores. See ¡°Static Pool Data¡± in this prospectus supplement and the Internet website referenced in that section for delinquency and loss information regarding certain prior securitized pools of Countrywide Home Loans, Inc.

Mortgage lenders, including Countrywide Home Loans, Inc., recently have adjusted their loan programs and underwriting standards, which has reduced the availability of mortgage credit to prospective borrowers. These developments have contributed, and may continue to contribute, to a weakening in the housing market as these adjustments have, among other things, inhibited refinancing and reduced the number of potential homebuyers. The continued use or further adjustment of these loan program and underwriting standards may contribute to additional increases in delinquencies and losses on residential mortgage loans generally. The tighter underwriting guidelines for residential mortgage loans, together with lower levels of home sales and reduced refinance activity, also may have contributed to a reduction in the prepayment rate for mortgage loans generally and this may continue. See ¡°Risk Factors - Your Yield Will Be Affected By Prepayments¡± for a discussion as to how slower prepayment rates could affect the yield on your certificates.

In addition, numerous residential mortgage loan originators have recently experienced serious financial difficulties and, in some cases, bankruptcy. These difficulties may affect the market value of your securities.

Numerous laws, regulations and rules related to the servicing of mortgage loans, including foreclosure actions, have been proposed recently by federal, state and local governmental authorities. If enacted, these laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers or increased reimbursable servicing expenses, which are likely to result in delays and reductions in the distributions to be made to certificateholders. Certificateholders will bear the risk that these future regulatory developments will result in losses on their certificates, whether due to delayed or reduced distributions or reduced market value.

Lack Of Liquidity In The Secondary Market May Adversely Affect The Market Value Of Your Securities
The secondary mortgage markets are currently experiencing unprecedented disruptions resulting from reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements for those loans and securities. As a result, the secondary market for mortgage-backed securities is experiencing extremely limited liquidity. These conditions may continue or worsen in the future.

Limited liquidity in the secondary market for mortgage-backed securities has had a severe adverse effect on the market value of mortgage-backed securities, especially those that are backed by subprime or second-lien mortgage loans. Limited liquidity in the secondary market may continue to have a severe adverse effect on the market value of mortgage-backed securities, especially those that are backed by subprime or second-lien mortgage loans, those securities that are more sensitive to prepayment, credit or interest rate risk and those securities that have been structured to meet the investment requirements of limited categories of investors. See ¡°Risk Factors—Secondary Market For The Securities May Not Exist¡± in the prospectus.

If only a portion of the certificates have been sold to the public, the market for the certificates could be illiquid because of the small amount of certificates held by the public. In addition, the market overhang created by the existence of certificates that the market is aware may be sold to the public in the near future could adversely affect your ability to sell, and/or the price you receive for, your certificates.